Exhibit 99.88

TSX: GVX
NEWS RELEASE	OTCBB: GVGDF
For Immediate Release

Grandview Gold Inc. Reports Significant Assays at Dixie Lake Property;
Re-energizes Red Lake Exploration Program

September 8, 2011 - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to report the receipt of significant assays for the summer 2011 diamond drilling program at its Dixie Lake Property (the "Property") in the Red Lake gold district of Ontario, and those findings confirm historical intercepts within the mineralized zones.

The Property, located just 16 miles south of Goldcorp's Red Lake Mine is considered highly prospective for high-grade gold mineralization typical of the Red Lake gold district. The Company is very pleased to report significant intersections at strategic locations within the 88-4 and 88-4 West zones, including a 11.3 metre interval grading 6.90 g/T Au, including 10.78 g/T Au over 6.3 metres, 5.15 g/T Au over 1.2 metres, and 30.48 g/T Au over 1.2 metres. Five other holes assayed 4.02 g/T Au over 1 metre, 2.13 g/T Au over 1.2 metres, 2.24 g/T Au over 10.9 metres including 4.99 g/T Au over 1.9 metres, and 1.04 g/T Au over 11.1 metres.

These assays are consistent with previous 88-4 assays like 3.147 g/T Au over 9.94 metres and 6.89 g/T over 4.68, and 88-4 West which assayed 5.85 g/T au over 4.5, and also with the historic 1989-90 results of Teck Resources.

“Our objectives this summer were to re-drill historic holes as confirmation that the gold zone exist and I think we successfully accomplished that task,” says Grandview President & CEO Paul Sarjeant. “Holes three and five successfully tested for continuation of mineralization from historic holes and hole five seems to support the concept of plunging mineralized shoots within the mineralized structure, demonstrating high-grade targets within an overall mineralized horizon. Holes two and nine have good wide intercepts of just over a gram per tonne and demonstrate that the envelope, or zone of mineralization was repeatable in these instances. We are confident and pleased by our progress to date in redefining the historical resource.”

The Company will work towards refining a geological model and will look to upgrade the database and complete a NI 43-101 compliant study to confirm the Teck established (1989/90) non-compliant gold resource estimating a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton; upgraded from an original estimate of 417,000 short tons at 0.126 ounces per ton.

Significant Results: Dixie Lake 88-4 Zone & 88-4 West (continuation)

Hole No.	From (m)	To (m)	Length (m)	g/T
DL-11-01	304.1	305.4	1.4	1.87

DL-11-02	68.5	76.6	11.1	1.04
incl	68.5	70.3	1.8	2.29
incl	73.0	74.0	1.0	2.00
incl	78.3	79.6	1.3	1.95

DL-11-03	232.6	243.5	10.9	2.24
incl	233.3	235.2	1.9	4.99
incl	234.2	235.2	1.0	7.35
incl	242.4	243.5	1.1	6.07

DL-11-04	45.2	46.4	1.2	2.13
	72.0	73.1	1.1	1.12

DL-11-05	128.0	139.3	11.3	6.90
incl	129.0	130.2	1.2	5.15
incl	132.2	138.5	6.3	10.78
incl	135.8	137.0	1.2	30.48

DL-11-08	68.9	71.1	2.2	0.73

DL-11-09	195.3	202.4	7.1	1.21
incl	195.3	196.3	1.0	4.02
incl	200.3	202.4	2.1	2.06

Assay results are from core samples sent to Accurassay Laboratories, an accredited mineral analysis laboratory in Thunder Bay, Ontario, for preparation and analysis utilizing both fire assay and screen metallic methods. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About Dixie Lake

Grandview has an option agreement with Newmont Mining Corporation (formerly Fronteer Gold Inc.) and has earned a 67% interest in the 1,664 hectare Dixie Lake property located 16 miles south of Goldcorp's Red Lake Mine. The Property has an established gold resource (Teck, 1989), estimating a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton; upgraded from an original estimate of 417,000 short tons at 0.126 ounces per ton. The historic resource figures are not NI 43-101 compliant and should not be relied upon.

Dixie Lake is highly prospective for Grandview due to its location in the Red Lake area, the historic work that has been done in and around the 88-4 Zone since 1945, and significant results of work undertaken by Grandview elsewhere on the Property from 2005 through 2009 - including NS Zone assays of 22.90 g/T Au over 2.86 m and 18.29 g/T over 2.20 m, with considerable visible gold in core. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under NI 43-101 and as such this historical estimate should not be relied upon.

About the Red Lake Gold District

The Red Lake Gold Mining District in northwestern Ontario is the most prolific gold producing region in Canada. Since the mid-1960's The Red Lake District has yielded over 30-million ounces of gold and is home to Goldcorp's Red Lake and Campbell Mines. Grandview has three projects in the Red Lake Gold District, namely Sanshaw-Bonanza, Dixie Lake and Loisan.

About Grandview Gold Inc.

Grandview is a gold exploration company focused on creating value for shareholders by balancing sustainable small-scale mine development and gold production, with traditional major gold camp exploration. Details of Grandview’s projects are available on the Company’s website.

For further information, please contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company’s operations or the environment in which it operates, which are based on Grandview Gold Inc’s operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc’s control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.